Lodge Bay Oil & Gas Corp.
3750 Edgemont Boulevard, Suite 4
North Vancouver
British Columbia, Canada
V7R 2P7

June 12, 2006

SENT VIA FACSIMILE: (202) 772-9217
AND EDGARIZATION

United States Securities and Exchange Commission
Office of Small Business Operations
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-6010

Attention:             Sonia Barros

             Re:          Lodge Bay Oil & Gas Corp.
                            Registration Statement on Form SB-2/A
                            Your File Number 333-132236

Dear Ms. Barros:

We have been informed that the issues regarding our registration statement on Form SB-2/A, filed on May 26, 2006, have been resolved to the satisfaction of the Securities and Exchange Commission (the “Commission”).  Accordingly, we desire that such registration statement be declared effective as of 4:00 P.M., Eastern Standard Time, on Wednesday, June 14, 2006.  Of course, we acknowledge and confirm that we understand that:

1)          should the Commission or its staff, acting pursuant to delegated authority, declare that registration statement effective, it does not foreclose or prevent the Commission from taking any action with respect to that registration statement;

2)          the action of the Commission or its staff, acting pursuant to delegated authority, in declaring that registration statement effective, does not relieve Lodge Bay Oil & Gas Corp. from its full and complete responsibility for the adequacy and accuracy of the information disclosed in that registration statement; and

United States Securities and Exchange Commission
Sonia Barros, Division of Corporate Finance
June 12, 2006

3)          Lodge Bay Oil and Gas Corp. may not assert staff comments and the declaration effectiveness as a defense in any proceeding initiated by the Commission or any person pursuant to the federal securities laws of the United States of America.

Finally, your time, attention, and cooperation regarding this matter, are appreciated significantly.  Of course, in the event you have questions or comments regarding this matter, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Lodge Bay Oil & Gas Corp.

/s/ Barry Swanson

By: Barry Swanson
Its:  President